SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras Issues US$ 7 billion in Global Notes

Rio de Janeiro, February 6, 2012 - Petroleo Brasileiro SA - Petrobras announces that it closed today the issuance of Global Notes in the international capital markets in the amount of US$ 7 billion.  The Notes were issued by Petrobras’ wholly owned subsidiary, Petrobras International Finance Company ("PifCo"). The transaction -  the issuance of notes due 2015 and 2017 and the reopening of the bonds due 2021 and 2041 - was priced on February 1, 2012 .

The transaction was executed in one day, with a demand of approximately US$ 25 billion as a result of more than 1,600 orders coming from more than 700 investors.  This issue sets the following records:

➢  Largest ever Brazilian international bond offering

➢  Largest emerging market corporate bond offering in recent years

➢  Lowest yield for a Brazilian company (03 and 05 year terms)

➢  Lowest yield for the 10 year bond issued by Petrobras

➢  Lowest yield for a 30 year for a Brazilian Company

The final allocation was more concentrated in the United States (58.4%), Europe (28.1%) and Asia, mostly dedicated to the high grade market.

The success of the transaction indicates investor confidence in the fundamentals of the Company, its growth strategy and its commitment to maintain the investment grade, as indicated by monitoring debt ratios targets and presenting significant cash generation levels.  Additionally, the transaction is aligned with the fund-raising strategy announced by the Company to access the market at specific moments and for volumes required for the financing of investments as defined in the Business Plan.

Here is the main information regarding the issue and reopening

New issue	2015 Notes	2017 Notes
Volume	US$ 1.25 billion	US$ 1.75 billion
Coupon	2.875%	3.50%
Issue Price	99.499%	99.419%
Yield to Investor	3.051%	3.628%
Maturity	02/06/2015	02/06/2017
1st Pmt Date Interest	08/06/2012	08/06/2012
Dates of Interest Pmt	February 06 and August 06 of each year

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Reopening	2021 Notes	2041 Notes
Re-tap amount	US$ 2.75 billion	US$ 1.25 billion
Total Amount after the Re-tap	US$ 5.25 billion	US$ 2.25 billion
Coupon	5.375%	6.750%
Price of Re-tap	104.181%	111.208%
Yield to Investors (original)	5.401%	6.806%
Yield to Investors (Re-tap)	4.796%	5.935%
Maturity	01/27/2021	01/27/2041
Dates of Interest Pmt	January 27 and July 27 of each year

The ratings of the Notes were Baa1 (Moody's), BBB (Standard & Poor's) and BBB (Fitch) and Petrobras will use the proceeds of this multi-tranche offering for general corporate purposes.

BB Securities Ltd, Citigroup Global Markets Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Santander Investment Securities Inc. were the joint lead managers for the transaction and Banco Votorantim Nassau Branch and Mitsubishi UFJ Securities (USA), Inc. were the co-managers.

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.